<SEQUENCE>5
<FILENAME>exhibit99.3-033102
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                                                                 EXHIBIT 99.3


                                                           BAILES, CRAIG & YON
                                                            ATTORNEYS AT LAW
                                                       SUITE 500 - THE ST. JAMES
                                                             401 TENTH STREET
                                                         POST OFFICE BOX 1926
                                          HUNTINGTON, WEST VIRGINIA  25720-1926



                                                                July 9, 2002




Gerald McDonald, President
Huntington Area Development Council
916 Fifth Avenue, Suite 400
Huntington, WV  25701

                       Re:    Kinetic Park/Uptowner Inns, Inc.


Dear Jerry:

     As I explained this morning in a conversation with Becky and yesterday in a conversation with Audy Perry, Uptowner Inns, Inc. is willing to agree to either of two alternatives in an effort to arrive at an agreed upon price in connection with the purchase of property in Kinetic Park and permit finalization of a purchase agreement. The first alternative would involve an amendment of the proposed agreement to permit Uptowner Inns, Inc. to construct either: 1) a Holiday Inn Express Hotel & Suites, or 2) a Hilton Garden Inn or a Courtyard by Marriott hotel. The decision as to which hotel would be constructed would be made by Uptowner Inns, Inc. prior to closing.
If the decision is made to construct a Holiday Inn Express Hotel & Suites, the purchase price would be $350,000 per acre. If the decision is made to construct a Hilton Garden Inn or a Courtyard by Marriott hotel the purchase price would be $300,000. The price incentive incorporated in this alternative for the construction of the more upscale hotel would seem to be consistent with the views previously expressed by HADCO concerning the Kinetic Park development.

Gerald McDonald, President
July 9, 2002
Page 2




     Alternatively, Uptowner Inns, Inc. would agree to an amendment to the proposed purchase agreement which would provide for the construction of a Holiday Inn Express Hotel & Suites, Hilton Garden Inn or a Courtyard by Marriott and a purchase price of $350,000 per acre with the price being expressly conditioned upon the existence, by January 1, 2003, of a binding contractual commitment (comparable to the Uptowner Inns, Inc. commitment) for the construction of a full service restaurant on the Kinetic Park property which would be operational upon completion of the hotel. If such a commitment is not achieved, the purchase price would be reduced from $350,000 per acre to $300,000 per acre. The agreement could provide for the escrow of $125,000 until January 1, 2003, when determination can be made as to whether a contingency has been satisfied. We believe it is essential to the successful operation of any hotel on the property that a full service restaurant be available to its patrons.

     With either of the above alternatives, we would expect a commitment that no more than one hotel would be built in the park without the consent of Uptowner Inns, Inc.

     Based upon our discussions of several days ago, it appears that we will be able to achieve agreement on the other contractual provisions if we are able to resolve the purchase price issue. We would like very much to conclude this matter in a manner satisfactory to all the parties involved. We would appreciate your prompt response to the proposals set forth in this letter.


                                                         Very truly yours,

                                                         /s/   James R. Bailes

                                                         James R. Bailes






JR:/ke
cc:   Audy M. Perry, Jr., Esquire